Exhibit 99.1

                  Press Release of Telewest Communications plc
                                    regarding
                                Board Resignation

                                                                18 November 2003


                                Board Resignation

The Board of Telewest Communications plc announces the resignation of Mr Yassukovich as a non-executive director. This resignation reflects a difference of opinion between Mr Yassukovich and the rest of the Telewest Board on the revised terms of the proposed restructuring.

In his letter of resignation, Mr Yassukovich states "As the formalities for completion of the restructuring arrangements must now be undertaken, it is appropriate that I now resign from the Board. As you know, I never accepted the decision of the ad hoc Committee of Bondholders to renegotiate the terms of the re-structuring as originally agreed, albeit on a non binding basis. As I consider the revision of the terms to be prejudicial to the interests of all the stakeholders, I could not join in what you would correctly wish to be a unanimous recommendation to shareholders."

In response, Mr Stenham, Chairman, stated that "I and the rest of the Telewest Board understand and respect your opinion. In the circumstances faced by the Telewest group, however, we have concluded that a restructuring on the revised terms remains in the best interests of our stakeholders.

All the directors express their sincere thanks for your enormous contribution to the group since joining the Telewest Board in 2000 and prior to that as a director of Flextech since 1989."


ENQUIRIES:

TELEWEST                                                          020 7299 5888
Jane Hardman, director of corporate communications

CITIGATE DEWE ROGERSON                                            020 7638 9571
Anthony Carlisle                                                  07973 611888